July 25, 2024

VIA EDGAR & ELECTRONIC MAIL

Jimmy McNamara

Tim Buchmiller

Division of Corporate Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.
Registration Statement on Form S-4
Filed June 14, 2024
File No. 333-275409

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 11, 2024, with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on June 14, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, we are filing an Amendment No. 2 to the Registration Statement (the “Form S-4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Jimmy McNamara

Tim Buchmiller

U.S. Securities & Exchange Commission

July 25, 2024

Amendment No. 1 to Registration Statement on Form S-4

Iris's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 176

1.	Under the headers 'Fair Value of Warrants' and 'Fair Value of Derivative Liability', you state that your third party valuation firm uses the most observable inputs available. Please revise your filing to name this valuation firm and provide their consent. Alternatively, to the extent you determined the fair values and considered or relied in part upon the report of this valuation firm, revise your disclosure accordingly. See Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages  177 and 178.

Liminatus' Management's Discussion and Analysis, page 203

2.	Please revise the filing to provide a discussion of financial condition, changes in financial condition and results of operations for Liminatus' most recently completed fiscal year, December 31, 2023, along with the comparative prior period. Refer to Item 14(h) of Form S-4 and Item 303(b) of Regulation S-K. This comment also applies to Iris' MD&A on page 172.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages  175, 176, 177, 209 and 210 of the Form S-4.

Jimmy McNamara

Tim Buchmiller

U.S. Securities & Exchange Commission

July 25, 2024

Management of ParentCo Following the Business Combination, page 214

3.	We note your response to comment 8, including your revised risk factor disclosure on page 53, and re-issue. Please disclose whether these officers will continue to serve at the other entities after the business combination or will serve full time at Liminatus. If they will continue to also serve at other entities, please disclose potential conflicts of interest and include risk factor disclosure as appropriate.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 53 of the Form S-4.

Jimmy McNamara
Tim Buchmiller

U.S. Securities & Exchange Commission

July 25, 2024

Audited Financial Statements of Liminatus Pharma, LLC
Report of Independent Registered Public Accounting Firm, page F-65

4.	We note that the date of your auditor's report, May 13, 2023, does not agree to their consent and precedes the balance sheet date. Please have your auditor revise to reflect the proper date of their report.

RESPONSE:

In response to the Staff’s comment, we have revised the date to reflect the correct date of the auditor’s report.

General

5.	We note your response to comment 7 and re-issue. We note your disclosures on F-8, and elsewhere, that "[t]he safety of Ad5hGCC-PADRE was established in a successful U.S. Food and Drug Administration ("FDA") phase I clinical trial in November 2015...". Because FDA approval is dependent on the agency making a formal determination that a drug is safe and effective, it is premature for you to describe any clinical stage product as safe and effective, or that the results of any of trials demonstrated or established safety or efficacy. Please remove or revise these statements and statements suggesting safety and efficacy.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages F-8, F-32, F-54 and F-70 of the Form S-4.

6.	We note that as of March 31, 2024 and December 31, 2023, Iris Acquisition Corp had a total of $3,118,739 and $4,291,332, respectively in the Trust Account held in money market funds cash equivalents. If the assets in the trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that Iris Acquisition Corp could be considered to be operating as an unregistered investment company. Disclose that if Iris Acquisition Corp is found to be operating as an unregistered investment company, it may be required to change its operations, wind down its operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if Iris Acquisition Corp is required to wind down its operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 82, 83 and 84 of the Form S-4 in response to the Staff’s comment.

Jimmy McNamara

Tim Buchmiller

U.S. Securities & Exchange Commission

July 25, 2024

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated July 11, 2024, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Sumit Mehta
Name:	Sumit Mehta
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP